UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Chicago Rivet & Machine Co.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

168088102

(CUSIP Number)

YunBok Na

Chief Executive Officer

SEOUL METAL HOLDINGS Co., LTD.

231, Ganghwasandan-ro, Ganghwa-eup, Ganghwa-gun

Incheon, Republic of Korea

+82-32-562-0234

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 21, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-8(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 168088102	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS SEOUL METAL HOLDINGS Co., LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 45,512
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 45,512

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,512
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.71%*
14	TYPE OF REPORTING PERSON (See Instructions) HC

*	Based on 966,132 Common Stocks outstanding as of May 6, 2019, as reported in Chicago Rivet & Machine Co.’s Form 10-Q filed with the Securities and Exchange Commission on May 8, 2019.

CUSIP No. 168088102	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS Global SM Tech Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 45,512
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 45,512

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,512
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.71%*
14	TYPE OF REPORTING PERSON (See Instructions) HC

*	Based on 966,132 Common Stocks outstanding as of May 6, 2019, as reported in Chicago Rivet & Machine Co.’s Form 10-Q filed with the Securities and Exchange Commission on May 8, 2019.

CUSIP No. 168088102	Page 4 of 6 Pages

1	NAMES OF REPORTING PERSONS Industrias Gol, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 45,512
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 45,512

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,512
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.71%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Based on 966,132 Common Stocks outstanding as of May 6, 2019, as reported in Chicago Rivet & Machine Co.’s Form 10-Q filed with the Securities and Exchange Commission on May 8, 2019.

CUSIP No. 168088102	Page 5 of 6 Pages

This Amendment No.1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”) jointly filed on 06 March, 2017 by (i) SEOUL METAL HOLDINGS Co., LTD. (“SMH”), (ii) Global SM Tech Limited (“GSMT”) and (iii) Industrias Gol, S.A. (“Industrias Gol”). As described in the Original Schedule 13D, Industrias Gol is an owned subsidiary of GSMT which in turn is an owned subsidiary of SMH. Capitalized terms used in this Amendment No. 1 and not otherwise defined have the same meanings described to them in the Original Schedule 13D. Unless specifically amended hereby, the disclosure set forth in the Original Schedule 13D remains unchanged.

Item 2.  Identity and Background.

Item 2 is hereby amended and supplemented by adding the following:

The address of the principal executive offices of SMH is 231, Ganghwasandan-ro, Ganghwa-eup, Ganghwa-gun, Incheon, Republic of Korea.

Item 5.  Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

(a) Based on 966,132 shares of Common Stock outstanding as of May 6, 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 8, 2019, the aggregate number and percentage of Common Stock beneficially owned by the Reporting persons are 45,512 shares of Common Stock, or approximately 4.71%.

(b) As of June 21, 2019 SMH, GSMT, and Industrias Gol hold shared voting and dispositive power to vote or dispose of securities reported in this Amendment No.1.

(c) On Jan 18, 2018, SMH sold 13,784 shares of Common Stock at a price of $31.42 pursuant to Rule 144. Except as described herein, there have been no reportable transactions with respect to shares of the Common Stock within the last 60 days by the Reporting Persons.

(d)-(e): not applicable.

EUSIP No. 168088102	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2019.

SEOUL METAL HOLDINGS Co., LTD.

/s/ YunBok Na Name: YunBok Na Title: Chief Executive Officer

Global SM Tech Limited

/s/ YunBok Na Name: YunBok Na Title: Chief Executive Officer

Industrias Gol, S.A.

/s/ YunBok Na Name: YunBok Na Title: Chief Executive Officer